Exhibit 99.4

NOTICE TO U.S. INVESTORS

The rights and the newly issued ordinary shares have not been approved, disapproved or recommended by the U.S. Securities and Exchange Commission or any other federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document.

The rights and newly issued ordinary shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (“U.S. Securities Act”), or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered, sold, subscribed for, pledged or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state securities laws. Accordingly, unless an appropriate exemption from relevant securities law requirements is available, the rights and the newly issued ordinary shares may not be offered, sold, or exercised, directly or indirectly, in or into the United States.

We are offering and selling the rights and newly issued ordinary shares in transactions not subject to the registration requirements of the U.S. Securities Act (i) within the United States to existing U.S. shareholders in reliance on Rule 801 under the U.S. Securities Act, and (ii) outside the United States, in offshore transactions in reliance on Regulation S under the U.S. Securities Act. Any resale or transfer of rights by or on behalf of persons resident in the United States is only permitted outside the United States pursuant to Regulation S of the U.S. Securities Act. Newly issued ordinary shares acquired by existing U.S. shareholders in reliance on Rule 801 will be “restricted securities” as defined in Rule 144(a)(3) of the U.S. Securities Act to the same extent and in the same proportion as shares of Siam City Cement Public Company Limited (the “Company”) held by such shareholders on the record date.

This rights offering is made for the securities of a Thai company. The offer is subject to the disclosure requirements of Thailand, which are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with Thai Financial Reporting Standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the Company is located in Thailand, and some or all of its officers and directors may be resident outside the United States. You may not be able to sue the Company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel the Company and its affiliates to subject themselves to a U.S. court’s judgment.

- Translation –

Ref. SCCC No. 29/2017

20 April 2017

Subject	Subscription date add-up due to the cancellation of the national holiday

To	The President

The Stock Exchange of Thailand

Reference is made to the announcement by Thai Cabinet regarding the cancellation of the national holiday on 5 May 2017 (Coronation day), Siam City Cement Public Company Limited would like to announce the subscription date add-up for the Rights Offering on 5 May 2017. The subscription period will then be 2 – 5 and 8 – 9 May 2017.

Please be inform accordingly

Sincerely yours Siam City Cement Public Company Limited -Signature- (Mr. Wutthipong Songwisit) Company Secretary

Company Secretary Department

Tel: 02 797 7000 ext. 7044 – 7050

Fax: 02 663 1834

companysecretary@siamcitycement.com